UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO-C

(Rule 14d-100)

TENDER OFFER STATEMENT

UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

ACXIOM CORPORATION

(Name of Subject Company (Issuer))

VA PARTNERS, LLC

(Names of Filing Person (Offeror))

COMMON STOCK, PAR VALUE $0.10 PER SHARE

(Title of Class of Securities)

005 125 109

(CUSIP Number of Class of Securities)

Allison Bennington

ValueAct Capital

435 Pacific Avenue, Fourth Floor

San Francisco, CA 94133

(415) 362-3700

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Christopher G. Karras, Esq.

Dechert LLP

Cira Centre

2929 Arch Street

Philadelphia, Pennsylvania 19104-2808

(215) 994-4000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1

☐	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

VALUEACT CAPITAL TO LAUNCH CASH TENDER OFFER AT $25 PER SHARE

FOR UP TO APPROXIMATELY 7 MILLION SHARES OF ACXIOM

IF ITS BOARD SLATE IS ELECTED

San Francisco, June 21, 2006 – ValueAct Capital today announced that it will conduct a tender offer to acquire up to approximately 7 million shares of Acxiom Corporation common stock, at a price of $25 per share in cash, if its nominees are elected to Acxiom’s Board of Directors at the Company’s 2006 Annual Meeting.

ValueAct Capital has been an Acxiom shareholder since 2003, and currently owns 11.7 percent of Acxiom’s common stock. If ValueAct Capital’s three-person Board slate is elected and if its tender offer is successful, it will own approximately an additional 8 percent of Acxiom’s shares, bringing its total share ownership to just under 20 percent, the maximum percentage that ValueAct Capital can own without triggering Acxiom’s poison pill.

As previously announced, ValueAct Capital’s three director candidates for election to the Acxiom Board are Jeffrey W. Ubben, Louis J. Andreozzi and J. Michael Lawrie. As indicated in an open letter issued today to all Acxiom shareholders, ValueAct Capital’s commitment to promptly commence a tender offer for approximately an additional 8 percent of Acxiom’s shares if its Board slate is elected, and at a premium to Acxiom’s current market price, reflects the confidence of ValueAct Capital that its three Board nominees, even as a minority of Acxiom’s Board, can create significant value for all Acxiom shareholders.

The full text of ValueAct Capital’s open letter to Acxiom shareholders follows:

Dear Fellow Acxiom Shareholder:

ValueAct Capital has nominated three candidates for the board of directors of Acxiom Corporation (“Acxiom”) and seeks to achieve their election through a proxy contest. ValueAct Capital, which has been an Acxiom shareholder since 2003, currently owns almost 12 percent of Acxiom’s stock, and will be voting these shares in favor of our nominees.

We are pursuing this course of action because we have lost confidence in the ability of Acxiom’s board and management to maximize shareholder value. The current board has failed to hold management accountable for flawed strategic focus, poor capital allocation, and unsound corporate governance practices.

We strongly believe that if our nominees—Lou Andreozzi, J. Michael Lawrie and I—are elected to the Acxiom board, we will be able to drive changes that will produce more value for shareholders. As such, we will want to own more stock if our nominees are elected to Acxiom’s board.

To that end, if our nominees are elected at Acxiom’s 2006 annual meeting, we will promptly thereafter commence a tender offer to purchase up to approximately 7 million shares, or approximately an additional 8 percent of Acxiom’s stock, at a price of $25 per share. This purchase would increase our ownership to the maximum percentage we could own without triggering Acxiom’s poison pill.

ValueAct Capital is willing to pay a premium for these shares because we have confidence in the ability of our nominees to create additional value if elected to Acxiom’s board. This tender offer would give other shareholders the opportunity to sell their stock, if they wish to do so, at a price identical to that of our October 2005 offer to purchase the company that Acxiom’s board rejected.

On behalf of all of us at ValueAct Capital, thank you for your interest and support.

Sincerely,

Jeffrey W. Ubben

Managing Member

VA Partners, LLC

About ValueAct Capital

ValueAct Capital, with $3.5 billion in investments, seeks to make active value investments in a limited number of companies. The firm’s principals have demonstrated expertise in sourcing investments in companies they believe to be fundamentally undervalued, and then working with management and/or the company’s board to implement strategies that generate superior returns on invested capital.

ADDITIONAL INFORMATION

On May 15, 2006, VA Partners, LLC, ValueAct Capital Master Fund, L.P., ValueAct Capital Management, L.P., ValueAct Capital Management, LLC, Jeffrey W. Ubben, George F. Hamel, Jr., Peter H. Kamin, Louis J. Andreozzi and J. Michael Lawrie (collectively, the “Participants”) filed a preliminary proxy statement with the Securities and Exchange Commission with respect to the election of Jeffrey W. Ubben, Louis J. Andreozzi and J. Michael Lawrie to the Board of Directors of Acxiom Corporation at the 2006 Annual Meeting of Stockholders of Acxiom Corporation.

THE PARTICIPANTS STRONGLY ADVISE ALL STOCKHOLDERS OF THE COMPANY TO READ THE PROXY STATEMENT AND OTHER PROXY MATERIALS AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. SUCH PROXY MATERIALS WILL BE AVAILABLE FOR FREE ON THE SECURITIES AND EXCHANGE COMMISSION’S WEB SITE AT WWW.SEC.GOV OR FROM THE PARTICIPANTS C/O GEORGESON INC., 17 STATE STREET, 10TH FLOOR, NEW YORK, NY 10004, TOLL FREE: (866) 316-4262.

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INFORMATION REGARDING THE PARTICIPANTS AND THEIR DIRECT OR INDIRECT INTERESTS IS AVAILABLE IN THEIR SCHEDULE 13D INITIALLY FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 20, 2005, AS SUBSEQUENTLY AMENDED ON FEBRUARY 23, 2005, MARCH 16, 2005, MAY 4, 2005, JUNE 3, 2005, JULY 12, 2005, JULY 13, 2005, SEPTEMBER 27, 2005, OCTOBER 18, 2005, OCTOBER 21, 2005, MARCH 31, 2006, MAY 15, 2006 AND JUNE 21, 2006.

THIS PRESS RELEASE IS NOT AN OFFER TO PURCHASE OR THE SOLICITATION OF AN OFFER TO SELL ANY COMMON STOCK. THE SOLICITATION AND OFFER TO PURCHASE COMMON STOCK WILL BE MADE, IF AT ALL, PURSUANT TO AN OFFER TO PURCHASE AND RELATED MATERIALS THAT WOULD BE FURNISHED TO STOCKHOLDERS AND FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. IF THESE MATERIALS ARE FURNISHED TO STOCKHOLDERS, STOCKHOLDERS SHOULD READ THEM CAREFULLY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER. IN SUCH EVENT, STOCKHOLDERS WILL BE ABLE TO OBTAIN THE OFFER TO PURCHASE AND RELATED MATERIALS FOR FREE ON THE SECURITIES AND EXCHANGE COMMISSION’S WEB SITE AT WWW.SEC.GOV OR FROM THE PARTICIPANTS C/O GEORGESON INC., 17 STATE STREET, 10TH FLOOR, NEW YORK, NY 10004, TOLL FREE: (866) 316-4262

Contact:	Todd F. Bourell ValueAct Capital 617-531-5430

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